16006143

COMMISSION
0549

SEC
Mail Processing
Section

MAR 22 2016

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-45380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE, SUITE 903
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO 305 372-0299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

900 S. PINE ISLAND ROAD, SUITE 110 (Address) FT. LAUDERDALE (City) FLORIDA (State) 33324 (Zip Code)

RECEIVED
2016 MAR 22 AM 11:02
SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED LIST

SHARON L. VERNON
MY COMMISSION # FF 158390
EXPIRES: September 9, 2018
Bonded Thru Notary Public Underwriters

A Camejo
Signature

PRESIDENT
Title

Sharon L. Vernon
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRX902054	Jose and Olga Maraver
PRX902005	Antonio and Nora Camejo
PRX902013	Antonio Camejo
LVG132656	Carmen Elena Sosa
LVG131104	James Brewer Carias and Carmen Elena Sosa Brewer
LND001118	Juan Ignacio Sosa and Maria Elena Vera
LND131576	Juan Ignacio Sosa and Maria Elena Vera
PRX902047	Juan Ignacio Sosa
LND131527	Juan Ignacio Sosa Vera
LND902398	Juan Ignacio Sosa Vera
PRX902039	Monica Vaca
PRX902021	Sharon L. Vernon
PRX591139	Investment Resources International, Inc.
PRX591147	Portfolio Resources Advisor Group, Inc.
LVG131252	Capital Management Resources
LVG131716	Capital Management Resources
LND131170	Inversiones Sosabas
LND131220	Briceno & Asociados
LND132681	Pinto Enterprises, Ltd.
LND133010	Welsher Enterprises, S.A.
LND131493	Venequip Corp S.A.
LND231780	Venequip Agro

PORTFOLIO RESOURCES GROUP, INC.
DECEMBER 31, 2015

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 11
Supplementary Information:	
Schedule I – Computation of Net Capital under Rule 15c3-1	12
Schedule II – Computation For Determination of Reserve Requirement under Rule 15c3-3	13
Schedule III – Information for possession or control requirements Under Rule 15c3-3	13
Schedule IV – Reconciliation of Computation of Net Capital Under Rule 15c 3-1 to company's corresponding unaudited Form X-17A-5 Part IIA Filing	13
Independent Accountants' Report on Applying Agreed-Upon Procedures To Entity's SIPC Assessment Reconciliation	14
Schedule of SIPC Assessment and Payments	15
Exemption Reporting:	
Review Report of Independent Registered Public Accounting Firm on Exemption Report	16
Exemption Report	17

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Portfolio Resources Group, Inc.

We have audited the accompanying statement of financial condition of Portfolio Resources Group, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2015 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper, LLP

Fort Lauderdale, FL
March 17, 2016

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents - Unrestricted	$ 354,383
Deposit with Clearing Organization	100,000
Due From Clearing Broker	341,767
Prepaid Expenses	55,663
Computer Equipment (Net of Accumulated Depreciation of $19,428)	8,625
Furniture and Fixtures (Net of Accumulated Depreciation of $121,821)	13,500
Office Equipment (Net of Accumulated Depreciation of $55,574)	10,040
Leasehold Improvement (Net of Accumulated Depreciation of $1,401)	5,722
Deferred Tax Asset	64,569
	$ 954,269

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 27,146
Due To Related Party		67,863
Due To Brokers		315,803
Commissions Payable		54,819
Deferred Tax Liability		4,336
Note Payable		32,052
Deferred Rent Liability		8,826
		510,845
COMMITMENTS AND CONTINGENCIES (SEE NOTE 5)		
STOCKHOLDERS' EQUITY:		
Common Stock - 1,000,000 Shares Authorized $1 Par Value; 142,258 Shares Issued; 123,333 Outstanding	$ 142,258	
Preferred Stock – 100,000 Shares of Series A Preferred Shares $1 Par Value; 100,000 Shares Issued and Outstanding	100,000	
Paid-In Capital	198,117	
Treasury Stock - At Cost 18,925 Shares	(64,247)	
Retained Earnings	67,296	443,424
		$ 954,269

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Principal Transactions		$ 426,232
Commission Income		1,311,020
Service Fee Income		1,213,813
		2,951,065
OPERATING EXPENSES:		
Commission and Clearing Expenses		1,901,516
Compensation and Related Expenses		737,402
Occupancy Expense		124,399
Other Operating Expenses		337,232
		3,100,549
LOSS FROM OPERATIONS		(149,484)
OTHER INCOME		
Interest Income		10,547
LOSS BEFORE PROVISION (BENEFIT) FOR INCOME TAX		(138,937)
PROVISION (BENEFIT) FOR INCOME TAX:		
Current	3,888	
Deferred	(47,394)	(43,506)
NET LOSS		$ (95,431)

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	COMMON STOCK	PREFERRED STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JANUARY 1, 2015, AS PREVIOUSLY REPORTED	$ 73,100	$ 100,000	$ 267,275	$ (26,247)	$ 162,727	$ 576,855
PRIOR PERIOD ADJUSTMENT	69,158		(69,158)			
STOCKHOLDERS' EQUITY JANUARY 1, 2015 AS RESTATED	142,258	100,000	198,117	(26.247)	162,727	576,855
PURCHASE OF TREASURY STOCK				(38,000)		(38,000)
NET LOSS					(95,431)	(95,431)
STOCKHOLDERS' EQUITY DECEMBER 31, 2015	$ 142,258	$ 100,000	$ 198,117	$ (64,247)	$ 67,296	$ 443,424

See Accompanying Notes to Financial Statements

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (95,431)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:	
Depreciation	25,716
Changes in Operating Assets and Liabilities:	
Decrease in Due From Clearing Broker	60,563
Increase in Prepaid Expense	(3,481)
Increase in Deferred Tax Asset	(31,281)
Decrease in Accounts Payable and Accrued Expenses	(7,984)
Increase in Due To Related Party	22,361
Decrease in Due to Brokers	(48,763)
Decrease in Commissions Payable	(27,264)
Decrease in Deferred Tax Liability	(16,113)
Decrease in Deferred Rent Liability	(3,958)
Net Cash Used by Operating Activities	(125,635)
CASH FLOW FROM FINANCING ACTIVITIES:	
Repayment of Note to FINRA	(783)
Purchase of Treasury Stock	(6,000)
Net Cash Used by Financing Activities	(6,783)
DECREASE IN CASH AND CASH EQUIVALENTS	(132,418)
CASH AND CASH EQUIVALENTS - JANUARY 1, 2015	486,801
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2015	$ 354,383
CASH PAID DURING YEAR FOR:	
Interest	$ 1,175
Taxes	$ 3,888

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash.

NONCASH TRANSACTION:

The Company acquired new debt of $32,000 to repurchase 10,000 shares of treasury stock.

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS:

Portfolio Resources Group, Inc. (the "Company") was formed as a corporation in the state of Florida on November 18, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

REVENUE RECOGNITION;

Revenues are recognized when earned and arise from commissions earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares, REITs, BDCs and variable annuities and are received directly from the related fund or issuer. Service fee income is earned as services are rendered.

INCOME TAXES:

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. At December 31, 2015, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2012. As of and for the year ended December 31, 2015, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T):

ESTIMATES:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT AND DEPRECIATION:

The Company's property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of property and equipment, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, property and equipment are depreciated using the straight-line method. Depreciation expense for the year ended December 31, 2015 was $25,716.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

For cash and cash equivalents, due from clearing broker, accounts payable, and note payable, the carrying amounts approximate fair value, because of the short maturity of these instruments.

DEFERRED RENT LIABILITY:

The Company amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent liability.

REGULATORY AUDITS:

FINRA has completed an audit of the periods 2011-2013, a letter of final determination has not been issued to the Company. Additionally, FINRA has opened an audit of the period 2014, at this time the audit has not been completed.

PREFERRED STOCK ISSUED:

The company is authorized to issue 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock shall accumulate a dividend of 3% per Annum from funds legally available for distribution, have no conversion rights to Common Stock, have no voting rights except with respect to matters pertaining to the rights and preferences at such Preferred Stock, be redeemable at par by the Company after one year and by shareholder at any time after 5 years and have preference over common stock upon liquidation.

NOTE 3 NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $249,735, which was $149,735 in excess of its required net capital, of $100,000. The ratio of aggregate Indebtedness to net capital was 2.04 to 1.

NOTE 4 CONCENTRATION OF RISK:

Revenue Concentration:
A significant portion of the Company's customers are located in Venezuela and Israel.

Cash Concentration:
The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant risk.

NOTE 5 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

NOTE 6 DUE FROM CLEARING BROKER:

Included in Due from Clearing Broker is $315,803 which is deposits of broker's accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000, although risk evaluations and deposits may vary by broker, as deposits to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

NOTE 7 RELATED PARTY TRANSACTIONS:

The Company has an expense sharing arrangement with Investment Resources International, Inc., an affiliated company, to pay 1% of Human Resources Services costs and 80% of the cost of staff expenses. As of December 31, 2015 there is a Due to Related Party of $67,863.

EXPENSES:

Included in compensation and related expenses is $736,401 for staff expenses and human resources services costs paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership.

NOTE 7 RELATED PARTY TRANSACTIONS (CON'T)::

INCOME:

Included in service fee income is $55,000 for services performed for Portfolio Resources Advisory Group, Inc. and Capital Management Resources, Inc. The companies are related by common ownership.

NOTE 8 NOTE PAYABLE:

The Company entered into a 24 month promissory note in December of 2015 in relation to the purchase of its treasury stock. The terms call for eight equal in arrears quarterly payments commencing in April of 2016. The principal sum of the note is $32,000 with interest at 4.00% per annum on the remaining balance.

As of December 31, 2015, the loan payable matures as follows:

Year	Amount
2016	$ 16,000
2017	$ 16,000

NOTE 9 INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation. The temporary difference that gives rise to the deferred tax asset is a net operating loss of $289,508. Losses will expire as follows:

2032	$ 87,044
2034	$ 61,078
2035	$ 141,386

The components of taxes on income for the year ended December 31, 2015 are as follows:

Current Tax Expense:	
Federal	$ -
State	3,888
	$ 3,888
Deferred Tax Benefit:	
Federal	$ (24,468)
State	(22,926)
	$ (47,394)
Benefit from Income Taxes	$ (43,506)

NOTE 10 OPERATING LEASE:

The Company entered into an eight year operating lease on February 2006 for office space expiring in 2014. The Company occupied the space as of August 18, 2006. The company amended the lease agreement to include additional office space on January 2012 expiring January 2017. The monthly payment is $11,253 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, are as follows:

2016	$ 133,887
2017	$ 11,253
	$ 145,140

For 2015, rent expense amounted to $124,399.

The Company entered into a five year operating lease on November 2011 for a copier expiring December 2016. The monthly payment is $363 which represents base rent and sales tax. The future minimum lease payments due under the lease for the year ending December 31, 2016 is $4,015.

As part of the operating lease for office space, the landlord requires the company to have a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank having a current balance of $25,197 and included in Cash and Cash Equivalents restricted on the accompanying Statement of Financial Condition.

NOTE 11 TREASURY STOCK:

During the year, 10,000 shares of common stock were repurchased by the Company at a cost of $38,000. The shares are being held in treasury at cost. At the end of December 31, 2015 the total of treasury stock at cost is as follows:

8,925 shares at cost	$ (26,247)
10,000 shares at cost	$ (38,000)
	$ (64,247)

NOTE 12 PRIOR PERIOD ADJUSTMENT:

A restatement of common stock shares issued and outstanding was made to correctly reflect the Company's common stock issued and outstanding as well as the paid in capital per the stock certificates.

There is no effect on the prior period net income as a result of this restatement.

The following are the balances before and after the restatement:

	Before Restatement	After Restatement
Common Stock	$ 73,100	$ 142, 258
Paid in Capital	$ 267,275	$ 198,117

NOTE 13 DIVIDENDS IN ARREARS:

As of December 31, 2015 dividends on the 3% par value of 100,000 cumulative preferred were in arrears to the extent of $10,250. This amount consists of the following:

Year Ended December 31, 2012	$1,250
Year Ended December 31, 2013	$3,000
Year Ended December 31, 2014	$3,000
Year Ended December 31, 2015	$3,000

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2015

CREDITS:		
Shareholders' Equity		$ 443,424
DEBITS:		
Prepaid Expenses		55,663
Property and Equipment		37,887
Deferred Tax Asset		64,569
Intercredit Certificate of Deposit		25,197
Due From Clearing Broker		767
		184,083
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		259,341
Haircuts on Securities Position:		
Money Market Fund	$ 2,316	
Brokers Deposits	6,316	
Special Reserves	232	
Foreign Currency	742	9,606
NET CAPITAL		249,735
MINIMUM NET CAPITAL REQUIREMENT:		
6 2/3% of Aggregate Indebtedness of $510,844 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 149,735
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		204.55%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts Payable & Accrued Expenses		27,145
Due To Related Party		67,863
Due To Brokers		315,803
Commissions Payable		54,819
Deferred Income Tax Payable		4,336
Note Payable		32,052
Deferred Rent Liability		8,826
		$ 510,844

For purposes of this calculation, the amount of $315,803 due to brokers has been offset against due from clearing broker. The agreements with the brokers require that these amounts be segregated for their benefit.

See Report of Independent Registered Public Accounting Firm

PORTFOLIO RESOURCES GROUP, INC.
OTHER INFORMATION
DECEMBER 31, 2015

II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2015.

IV - RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

NET CAPITAL PER COMPUTATION	$ 249,735
Adjustments:	
Deferred Tax Liability	(8,240)
Due From Clearing Broker	767
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 242,262

See Report of Independent Registered Public Accounting Firm

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500
www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Portfolio Resources Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Portfolio Resources Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Resources Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Portfolio Resources Group, Inc.'s management is responsible for Portfolio Resources Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and related bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper, LLP

Fort Lauderdale, FL
March 17, 2016

PORTFOLIO RESOURCES GROUP, INC.
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
DECEMBER 31, 2015

TOTAL REVENUES	$2,961,899
DEDUCTIONS	775,008
SIPC NET OPERATING REVENUES	2,186,891
GENERAL ASSESSMENT @.0025	5,467
Less: Payments made with Form SICP 6	2,764
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 2,703

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors of
Portfolio Resources Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Portfolio Resources Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper, LLP

Fort Lauderdale, FL
March 17, 2016

PORTFOLIO RESOURCES GROUP, INC.
EXEMPTION REPORT
DECEMBER 31, 2015

Portfolio Resources Group, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240 15c3-3 (k)(2)(ii) throughout the year ended December 31, 2015.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2015 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2015.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Portfolio Resources Group, Inc.

I, Antonio Camejo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: A Camejo

Title: President

Date: March 17, 2016

See Report of Independent Registered Public Accounting Firm